FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of September 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): __________

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 file on May 23, 2002, File No. 333-88854.

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2003   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President

                Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99(1)	Press Release on September 19, 2003 Kerzner to Acquire Additional Real Estate On Paradise Island

Exhibit 99(1)



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Media Contact: Ed Fields
Tel: +1.242.363.3421

FOR IMMEDIATE RELEASE

KERZNER TO ACQUIRE ADDITIONAL
REAL ESTATE ON PARADISE ISLAND

Club Med to Continue to Operate Hotel through 2004

Club Med Employees Eligible to Transfer to the Atlantis Resort

PARADISE ISLAND, The Bahamas, September 19, 2003, 2003 – Kerzner International Limited (the "Company") announced today that it entered into an agreement to acquire the assets of Club Mediterranee (Bahamas) Limited ("Club Med") on Paradise Island for approximately $40 million.

This resort, which includes an existing 306-room hotel, spans Paradise Island between Nassau Harbour on the south side, and the ocean and a prime swimming beach on the north side. The approximately 20-acre site borders the eastern boundary of the proposed site of the new 1,200 room hotel that is part of the Company's recently announced $600 million Phase III expansion, and is therefore ideally positioned for future expansion of the Company's investments on Paradise Island.

Butch Kerzner, President of the Company, commented, "This is a spectacular piece of property and a great investment opportunity for us as we look to the future and our long-term growth plans for the Paradise Island properties, which ultimately contemplate 4,000 to 5,000 rooms around the Atlantis Resort. Not only does this property border our existing land on Paradise Island, it is the only remaining intact developable site of its size on Paradise Island, and the beach is just outstanding. This acquisition represents a significant first step towards a potential fourth Phase of development for us on Paradise Island. In the short term, it is expected that the existing hotel on the property will be used to house construction workers during the construction of our adjacent 1,200-room hotel."

As part of the acquisition agreement, Club Med's employees will be given the opportunity to transfer to the Atlantis Resort once the Company takes possession of the assets, which is expected to occur towards the end of 2004. Club Med will continue to operate the property until that time.

The Club Med employees who choose to transfer can expect a reasonably similar position to the one they had held, while maintaining their continuity and tenure of employment. A joint transition committee has been established with Club Med to guide employees smoothly through the process.

The transaction is subject to closing conditions, including relevant Governmental approvals.

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the *One&Only* brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

Investor inquiries should be directed to Omar Palacios, Vice President of Investor Relations at +1.242.363.6016 or sent via email to Omar.Palacios@kerzner.com. Media inquiries should be directed to Ed Fields, Vice President of Public Affairs at +1.242.363.3421.